



cubo®

FOR A FRESHER YOU







Want to drink one of these?



Without this:







INTROJUICING CUBO

WATCH REAL USER VIDEO ON YOUTUBE!

- Single-serve CUBO®MACHINE makes FRESH and NATURAL beverages at the push of a button
- From ICE COLD to burning HOT, your choice
- Ready in a minute
- Self-cleaning system
- Frozen CUBO®POD technology for better preserving ingredients
- Household (B2C) & commercial versions (B2B)



CUBO

 **Functional drinks**

 **Lattes, Teas, Chocolate**

 **Soups**

 **Smoothies, Fruit Juices**

 **Mocktails**

BUSINESS HIGHLIGHTS

Your investment already in fruition

- **Previous rounds of financing - $2.8M** – already invested in R&D immediately benefiting your investment
- **25+ patents** to protect your investment in USA, China, and Europe

Business development deals in progress

- Advanced discussion with a potential Co-packer
- Advanced discussions with a **key partner with 2,000 BtoB** Clients on his books - **$13MM of potential sales for CUBO**

A wide audience

- Available Market: **$45bn** for BtoB - **$60bn** for BtoC
- Clear go to market strategy to optimize your investment: Step 1 = BtoB Sales to save on Marketing investment & scale sales organically
- Meet live with CUBO's existing Pilot BtoB customers





REAL CLIENTS



"

From day one CUBO has proved to be a game changer in my restaurant. I can offer amazingly fresh drinks without any extra labor or training. This is pure revenues at no cost!

"

Mario Vollera, owner of South End, Venice Beach



"

My Customers can now brunch with a Green Juice or a Cayenne Pepper Booster shot! The high quality and variety of CUBO's beverages is definitely on point!

"

Tropez Aubourg, owner of Atmosphere Cafe, Los Angeles



"

Finally! Every day I can enjoy a different smoothie on demand and don't have to drink my huge 40oz homemade batch over and over! And the best part? No messy prep and no cleaning :)

"

Ann Smith, CUBO Customer, Los Angeles



"

These countless mornings walking out the door to bring my 2 teens to school realizing I didn't have breakfast are now over! Thanks CUBO!

"

Patricia Contrera, CUBO Customer, Los Angeles

cubo

BUSINESS MODEL

Step 1 - B2B


726K Restaurants/Coffee shops
In USA
Penetration of 1% = 7,000 clients


Free
Machine is loaned
W/ Minimum Monthly Consumption


300 Pods per month
AVG Monthly Consumption


1.95 USD/pod
AVG $ Price


49MM USD
Annual Recurring Revenue (ARR)


40%
Gross margin

Step 2 - B2C


58MM HOUSEHOLD
WITH INCOME ABOVE 75,000 USD /YEAR

Penetration of 1% = 580k


$399
Machine retail price


15 Pods per month
AVG Monthly Consumption


2.99 USD/pod
AVG $ Price


312MM USD
Annual Recurring Revenue (ARR)


70%
Gross margin

cubo

TEAM

Nicolas Blatt
(Founder and CHAIRMAN)



Serial entrepreneur with **$1bn+** in revenues. Mechanical engineer with a passion for solving big problems. Firm believer in XaaS (Everything as a Service). Consultant, board director and market disruptor expert.

Grichka Frachisse
(CEO)



MBA in Management & Masters in Financials Markets. Entrepreneur & Startup Advisor (Food, Logistics, Tech & Biomedical). Market Penetration, Growth, Finance. Main strenghts: People's person AND getting things done / Always thinking out of the box. Weakness: Trying to analyse all possible scenarios gets tiring sometimes

Olivier Rousselle
(Executive Chef)



Executive Chef with a demonstrated history of management in the hospitality industry. Created multiple award winning products with his formulation expertise. Executive Sous Chef at Great Eastern Dining room & cook for members of the **Royal family (Prince Charles, Queen Mother, ...)**

Denis Fonseca
(Co-Founder and COO)



Electrical engineer, C-Level executive and entrepreneur. Passionate about turning ideas into successful products and services. Managed 1000's of people in manufacturing, R&D, logistics and call centers.

ADVISORS

Helio Waszyk
(Scientific & Strategy Advisor)



40 years working in Nestle worldwide. Former Chairman and **CEO Nestle India** and Senior Vice President – Operations in Nestle South East Asia. Head of Nestle R&D Centers at the time of business and product development acceleration of the iconic encapsulated **Nespresso**. BSc Pharmacy and MSc Food Biochemistry

Brad Zions
(Strategy Advisor)



Experienced tech and hospitality investor and advisor to founders and CEOs. Lemonade Co-Founder and early investor in a range of disruptive, fast-growing startups including Clutter, Parachute Home, Jukin Media, PocketWatch, VidMob, Harri, Embrace, Obvious Wines and more.

cubo

TECHNOLOGY BEHIND IT ALL...

- Encrypted RFID on lid with CUBO®POD anti-counterfeit system

- QRCodes for interactivity and marketing campaigns

- Future-proof: Machine preparation is defined in Pod RFID

- Individualized screen Messages

- Big Data acquisition without internet connection

- Patented seal with embedded RFID and tear points

- Patented machine in US, Europe and CHINA

- Recyclable CUBO®POD

cubo



MILESTONES



Company founded by Nicolas Blatt and Denis Fonseca in Irvine, CA, USA
JUN 2016

DEC 2016
3D printed machine, proof of concept works!

R&D and manufacturing partner in China identified, Denis moves to China, team grows.
JUN 2017

JAN 2018
BSIM 1 a success, final machine/features defined.

Molds produced, machine finalized.
JAN 2020

COVID DELAY

Q1 2022
First batch machines arrive, CUBO Pods pilot production and deployment to first restaurants
Q2 2022

Migrate to co-packer for additional capacity

Q3 2022
Agreements signed with key sales partners (Restaurants & Hospitality)

Reach break-even with 1000 installed machines
Q1 2023

cubo



FOR A FRESHER YOU

For more information, please contact us at:

📱 Mobile: +1 (310) 467-4608

✉️ grichka.frachisse@cubopods.com

🌐 www.cubopods.com

The offering materials may contain forward-looking statements and information relating to, among other things, CUBO Beverages Inc. (hereby referred to as CUBO), its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to CUBO management. when used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect", "could", "might", "will" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause CUBO actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. CUBO does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Hola xxx,

Gracias por su tiempo y mucho gusto conocer-te! Justo escribia este email y llego la licencia para operar CUBO!!!!

Anexado va a encontrar el business plan en excel. El archivo tiene todos nuestros números, entonces puede ser un poco overwhelming. Si tiene dudas, avisa-me. Estamos considerando USD1M de inversion en esta simulacion, que es suficiente para soportar el negocio hasta que lleguemos al break-even. Aqui esta un vídeo de un influencer:

Las condicions de inversion se encuentran en www.wefunder.com/cubobeverages.

Ya hable con el team y ellos tienen disponibilidad semana que viene, di-me algunas opciones que te conviene (yo estare en Australia, probablemente el mejor horário sea de noche em BA.

Abzs,
xxx

Oi Capra,

Espero lhe encontrar bem!

Desculpe a demora, porem tivemos uns hiccups com nossa plataforma de crowdfunding que atrasou todo o processo em algumas semanas. Finalmente resolvido and ready to go. Precisamos avançar na questão de advisory de supply chain. Marquemos outra reunião para isso? Seria interessante discutir com o Denis também, pois ele esta a frente de operações.

Abaixo um breve descritivo sobre a CUBO para que possa encaminhar aos seus contatos:

Ola, a CUBO foi fundada na California por Nicolas Blatt em 2016 com o objetivo de desenvolver uma maquina capaz de produzir sucos de altíssima qualidade baseado num sistema de capsulas de polpa congelada. Ao longo do desenvolvimento viu-se a necessidade de agregar outras bebidas e em sua versão final, a maquina aceita inúmeras opções, como, shakes, sopas, cafés, batidas, etc, quente ou frio. Estamos finalmente lancando na California neste mês e temos uma campanha de crowdfunding live no momento, onde encontrara todas as informações da empresa e as condições da rodada de investimento publico: www.wefunder.com/cubobeverages

Caso tenha alguma duvida, favor entrem em contato.

Xxx

Hi xxx,

CUBO focuses on Food Prep Automation. As you can see attached, after investing nearly $3M & 2 years in R&D, we have come up with a machine that produces Juices/Smoothies on demand in under 2 minutes.

The CUBO machines placed in our pilot locations (B2B and B2C) are already receiving a lot of attention and we are getting good feedback.

Unlike Juicero, (lol), our product actually has strong added value and our proprietary pods are frozen to preserve the benefits of Fuits/Vegatables that compose them.

If/when your schedule permits, I would love to get on a call with you to get your feedback about it?

Thanks.
Kind regards,
Xxx











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